Global StocksPLUS:

Global StocksPLUS held its annual meeting of shareholders on December 18, 2013.

Shareholders voted as indicated below:

									Withheld
						      Affirmative      Authority

Re-election of Deborah A. DeCotis - Class II
to serve until the Annual Meeting for
the 2016 - 2017 fiscal year				8,843,881 	531,840

Re-election of Bradford K. Gallagher - Class II
to serve until the Annual Meeting for the
2016 - 2017 fiscal year					8,897,826 	477,895

Re-election of James A. Jacobson - Class II
to serve until the Annual Meeting for the
2016 - 2017 fiscal year					8,890,267 	485,454

The other members of the Board of Trustees as of the time of the meeting, namely, Messrs. Hans W. Kertess, John C. Maney+, William B. Ogden, IV and Alan Rappaport, continued to serve as Trustees of the Fund.

+ Interested Trustee